Mail Stop 0510

April 14, 2005

via U.S. mail and facsimile

Michael Jacobi
Chief Financial Officer
Ciba Specialty Chemicals Holding Inc.
Klybeckstrasse 141
4002 Basel
Switzerland

	RE:	Ciba Specialty Chemicals Holding Inc.
		Form 20-F for the fiscal year ended December 31, 2004
		Filed February 1, 2005

		File No. 333-56040

Dear Mr. Jacobi:

      We have limited our review of the above referenced filing to your Item 15 of Form 20-F disclosures; your use of non-GAAP measures and disclosures in accordance with General Instruction C(e) to Form
20-F; and your loss contingencies disclosure in compliance with SFAS
5 and SAB Topic 5:Y. Our review of your filing was solely to determine compliance with comments issued during the course of this review. Other than as discussed above, no further review of your periodic reports has been or will be made.

      Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

1. We note your use of the non-GAAP financial measure, free cash flow, as a liquidity measure. It appears that you are excluding restructuring payments, which appears to have required cash settlement. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. Please advise, or discontinue the exclusion of items prohibited by Item 10(e)(1)(ii)(A)
of Regulation S-K in future filings.

2. In future filings where you present the non-GAAP measure, free cash flows, please present the three major categories of the statement of cash flows with equal or greater prominence in accordance with Question 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." It appears that you first present free cash flows in the table under the caption, "Year in review - 2004 compared to 2003." The three major captions of the statement of cash flows are not included in this tabular presentation. Also, please include all of the information required per Question 13 of the SEC "Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures." Specifically, it does not appear that you have included a discussion of all material limitations of this measure. Please advise, or revise in future filings.

3. We note that the first time you present your non-GAAP measure referred to as EBITDA is within your Selected Financial Data section.
Please either provide the disclosures required by Item 10(e) of Regulation S-K and the SEC "Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures" in this section, including the reconciliation from net income, or include a cross reference to where the required disclosures are located in future filings.

4. When note you are presenting a non-GAAP measure you refer to as "EBITDA." From the reconciliation referenced you are removing more than just interest, taxes, depreciation and amortization. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits you from eliminating items that are not considered non-recurring, infrequent or unusual, such as other financial expense, net, minority interest, and income from discontinued operations, net of tax. As such, please confirm that you will discontinue presenting such a measure in which you are removing items other than interest, taxes, depreciation, amortization or non-recurring, infrequent or unusual in nature. If you present a measure that removes non-recurring, infrequent or unusual in nature items from the standard EBITDA measure, then you should label the figure as something other than EBITDA. Please see the response to Question 14 of "Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures" for guidance.

5. We note that you present EBITDA to assess the Company`s
performance.   However, your disclosures do not fully comply with
Item 10(e) of Regulation S-K or with Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures." In future filings, adequately addressed each disclosure item set forth in Question 8 of the SEC "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures," as noted below:
* How the exclusion of each item materially limits the usefulness of
EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA by providing the following information:
- It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;
- It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;
- It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

* How management compensates for the limitations noted above when using EBITDA.

* The substantive reasons why management believes EBITDA provides useful information to investors.

6. We note that you have referred to segment EBITDA as a non-GAAP measure within your MD&A section and also with in the Business Segment Data section. It appears that you are presenting Segment EBITDA as a profit measure used to evaluate the performance of your reportable segments and to allocate resources to your reportable segments, as required in accordance with SFAS 131. As such, the presentation of Segment EBITDA is not considered a non-GAAP measure under Item 10(e) of Regulation S-K. Refer to Question 18 of the SEC
"Frequently Asked Questions Regarding the Use of Non-GAAP
Financial
Measures" for additional guidance." Therefore, please remove all references in future filings that Segment EBITDA is a non-GAAP measure.

Item 15.  Controls and Procedures

7. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "...were effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules
13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

21.  Commitments and contingencies

8. We note in your second paragraph under the caption,
Contingencies,
you state that management is of the opinion there are no matters pending "which would be likely to have a material adverse effect in relation to its business, financial position or results of operations." In future filings, please include disclosure as to the materiality to your cash flows in addition to results of
operations
and financial position. In addition, the language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made.  A statement that
the contingency is not expected to be material does not satisfy the
requirements of SFAS 5 if there is at least a reasonable
possibility
that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made.  Refer to SFAS
5
and SAB Topic 5:Y for guidance.

9. In future filings, please revise your disclosure regarding the pension-related litigation from your divestment of the Performance Polymers Business in 2000 to state the amount, or range, of reasonably possible loss in excess of accrual in accordance with SFAS
5, or confirm to us that such amount is immaterial.

10. With regards to your outstanding environmental matters, it appears that the amount, or range, of reasonably possible loss in excess of accrual could be material to your results of operations, financial position and cash flows based on your statement that "there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. As such, please revise your disclosure in future filings to not only disclose the amount accrued for your environmental matters but also the estimate amount or range of reasonably possible loss in excess of accrual, or that such amount or range cannot be made. Finally, also revise your disclosure for your environmental matters to provide the applicable information listed in Question 2 to SAB Topic 5:Y, such as:
* The circumstances affecting the reliability and precision of loss estimates;
* The extent to which unasserted claims are reflected in your accrual or may affect the magnitude of the contingency;
* The timeframe over which the accrued or presently unrecognized amounts may be paid out; and
* The material components of the accruals and significant assumptions underlying estimates.

11. With regards to your acrylamide litigation, it is unclear whether you are evaluating your accrual for this loss contingency required under SFAS 5 independently from any potential gain contingency from insurance recoveries you believe is probable. As such, please tell us the amount of loss contingency you believe is probable and estimable separate from any potential gain contingency as of December
31, 2004 and December 31, 2003. Refer to SAB Topic 5:Y and FIN 39 for guidance.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, Nathan Cheney at (202) 942-1804 or me at (202) 942-2923 if
you
have questions regarding comments on the financial statements and related matters.

							Sincerely,




							Nili Shah
							Accounting Branch Chief


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Mr. Jacobi
Ciba Specialty Chemicals Holding Inc.
April 14, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE